

SECU[illegible] 07001718 [illegible]SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46974



SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 7 2007
WASH, D.C.
185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLEMING SECURITIES, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17797 NORTH PERIMETER DRIVE, SUITE #105
(No. and Street)

SCOTTSDALE	ARIZONA	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL A. CARTWRIGHT (480)419-7811
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MERLIN SCHUMANN & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

2505 W. BERYL AVE., SUITE #300,	PHOENIX,	ARIZONA	85021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, HAYDEN RALPH FLEMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FLEMING SECURITIES, INCORPORATED, as of JUNE 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



OFFICIAL SEAL
DANIEL A. CARTWRIGHT
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires June 11, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLEMING SECURITIES, INCORPORATED
Financial Statements
June 30, 2007

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

Independent Auditors' Report

August 21, 2007

The Board of Directors
Fleming Securities, Incorporated

We have audited the accompanying statement of financial condition of Fleming Securities, Incorporated, as of June 30, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fleming Securities, Incorporated as of June 30, 2007, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Merlin Schumann & Company, P.C.

MERLIN SCHUMANN & CO., P.C.
Certified Public Accountants
Phoenix, Arizona

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

FLEMING SECURITIES, INCORPORATED
Statement of Financial Condition
June 30, 2007

Assets		
Cash and cash equivalents	$	642,293
Cash on deposit with clearing organization		125,609
Securities owned, marketable, at market value		153,719
Furniture and equipment - net of accumulated depreciation of $197,463		16,693
Receivable from clearing organization		23,029
Note receivable		506,580
Related party receivable		11,484
Deposits		15,079
Prepaid Expenses		800
Total Assets	$	1,495,286
Liabilities		
Payable to clearing organization	$	155,933
Securities sold, not yet purchased, at market value		23,800
Accounts payable and accrued expenses		22,187
Total Liabilities		201,920
Stockholder's equity		
Common stock, $1 par value, 750,000 shares authorized, 519,420 shares issued and outstanding		519,420
Additional paid in capital		100,000
Retained earnings		673,946
Total Stockholder's Equity		1,293,366
Total Liabilities and Stockholder's Equity	$	1,495,286

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Income
For the Year Ended June 30, 2007

Revenues	
Investment banking	$ 2,399,934
Sales commission revenue	61,212
Interest income	42,311
Trading profits	41,830
Miscellaneous income	3,521
Total revenues	2,548,808
Expenses	
Employee compensation and benefits	1,557,473
Clearing fees	102,593
Legal and professional	50,669
Nasdaq service	43,937
Rent	30,998
Office Supplies	24,094
Communications	17,645
Regulatory fees and expenses	12,630
Depreciation	8,915
Other expenses	6,171
Total Expenses	1,855,125
Net Income	$ 693,683

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES, INCORPORATED
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2007

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, July 1, 2006	519,420	100,000	$ 383,302	$ 1,002,722
Net income for the year ended June 30, 2007			693,683	693,683
Distribution to stockholder			(403,039)	(403,039)
Balance, June 30, 2007	519,420	100,000	$ 673,946	$ 1,293,366

The accompanying notes are an integral part of these financial statements.

FLEMING SECURITIES INCORPORATED
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash flows from operating activities		
Net income	$	693,683
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,915
Increase (decrease) in cash resulting from:		
Deposit with clearing organization		(2,640)
Securities owned, marketable		(57,074)
Receivable from clearing organization		42,410
Related party receivable		796
Payable to clearing organization		55,888
Securities sold, not yet purchased, at market value		(32,239)
Accounts payable and accrued expenses		3,160
Net cash provided by operating activities		712,899
Cash flows used in investing activities		
Purchase of furniture and equipment		(7,566)
Increase in notes receivable		(506,580)
Net cash used in investing activities		(514,146)
Cash flows from financing activities		
Distributions to stockholder		(403,039)
Net decrease in cash and cash equivalents		(204,286)
Cash and cash equivalents at beginning of year		846,579
Cash and cash equivalents at end of year	$	642,293

The accompanying notes are an integral part of these financial statements.

1. Summary of significant accounting policies

   a. Basis of presentation

   Fleming Securities, Incorporated (the Company) conducts business as a securities broker-dealer in Scottsdale, Arizona with a non-registered branch office in Clear Lake, Minnesota. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended June 30, 2007, there was no difference between the Company's net income and comprehensive income.

   b. Cash equivalents

   Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

   c. Securities transactions

   The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

   Securities transactions and related commission revenue and expense are recorded on a trade date basis.

   Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

   d. Investment banking

   Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

1. Summary of significant accounting policies, continued

e. Receivables

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Southwest Securities and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

f. Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method.

g. Income taxes

As of July 1, 1997, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

2. Securities owned and sold, not yet purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 153,719	23,800

The unrealized gain of securities owned was $2,919. At June 30, 2007, there was no unrealized gain or loss on securities sold, not yet purchased. The net unrealized gain at June 30, 2007, is recognized in the statement of income.

3. Note receivable

The note receivable resulted from a security offering in which the Company acted as the underwriter. The note, dated February 27, 2007, is in the principal sum of $490,070 plus simple interest at 10% per annum from the date of the note. The note shall mature and the entire outstanding principal amount, together with all interest accrued under the note, shall become due and payable on August 26, 2008. The Company has the right at any time to convert all or any portion of the principal balance of the note into shares of Optical Sensors

FLEMING SECURITIES, INCORPORATED
Notes to Financial Statements
June 30, 2007

3. Note receivable, continued

Incorporated Series C Preferred Stock at a conversion price of $90.00 per share. The note receivable balance at June 30, 2007 consists of the following:

Note Principal	$ 490,070
Accrued Interest	16,510
	$ 506,580

4. Deposits

The Company is required to hold a cash deposit with the clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. A deposit in the amount of $125,609 is considered an allowable asset under the Security and Exchange Commission Uniform Net Capital Rule (rule 15c3-1).

5. Receivable from and payable to clearing broker

Amounts receivable from and payable to the clearing broker at June 30, 2007, consist of the following:

	Receivable	Payable
Trading (loss)	$ (5,313)	-
Fees and commissions receivable	4,542	-
Receivable for short inventory sale	23,800	-
Clearing charges and fees	-	9,959
Payable for securities owned, marketable	-	145,974
	$ 23,029	155,933

6. Net capital

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2007, the Company had net capital of $719,672, which was $619,672 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.

7. Commitments

On November 1, 2004, the Company signed a three-year operating lease for its office facilities, which expires October 31, 2007. The lease provides for monthly payments of $7,232 for the first twelve months and escalates $151 every twelve months, thereafter. The Company is also responsible for a percentage of the annual operating expenses as defined in the lease agreement.

Future minimum lease obligations for facilities at June 30, 2007, are as listed below:

Years Ending June 30,	
2008	$ 9,952

Two affiliates, which share the premises, reimbursed the Company approximately $62,000 for rent for the year ended June 30, 2007.

8. Related party transactions

Included in total revenues are commissions from transactions with related party and family related accounts totaling approximately $57,000 for the year ended June 30, 2007.

Certain employees also work for an affiliate of the Company. The affiliate reimburses the Company for a portion of the salary and bonus. For the year ended June 30, 2007, the affiliate reimbursed the Company approximately $161,000.

9. Credit risk

Although certain customers with margin accounts are cleared by another broker/dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2007.

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of federally insured limits in the amount of $446,156. The Company had deposits with Southwest Securities in excess of SIPC insured limits, in the amount of $25,609.

SUPPLEMENTAL INFORMATION

Schedule I

FLEMING SECURITIES, INCORPORATED
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2007

Net Capital			
Total stockholder's equity		$	1,293,366
Nonallowable assets			
Furniture, equipment and leasehold improvements	16,693		
Note receivable	506,580		
Other assets	15,879		
Related party receivable	11,484		
Total deductions			550,636
Net capital before haircuts on securities positions			742,730
Haircuts			
Securities			23,058
Net capital		$	719,672
Aggregate indebtedness			
Accounts payable, accrued expenses, and other liabilities, as adjusted		$	201,920
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	13,461
Minimum dollar net capital requirement		$	100,000
Net capital requirement (greater of above)		$	100,000
Excess net capital		$	619,672
Excess net capital at 1000%		$	699,480
Ratio: Aggregate indebtedness to net capital			.28 to 1

Schedule I (continued)

FLEMING SECURITIES, INCORPORATED
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2007

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	717,439
Changes resulting from audit adjustments		
Decrease in haircut on securities		2,233
Net capital per audit report	$	719,672

Schedule II

FLEMING SECURITIES, INCORPORATED
As of June 30, 2007

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserves requirements for brokers and dealers.

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Fleming Securities, Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Fleming Securities, Incorporated (the Company), for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve system

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5, continued

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Merlin Schumann & Company, P.C.

MERLIN SCHUMANN & CO., P.C.
Certified Public Accountants'
Phoenix, Arizona

END

August 21, 2007